

August 27, 2014

Via E-mail
Robert Bearden
Chief Executive Officer
Hortonworks, Inc.
3460 W. Bayshore Road
Palo Alto, CA 94303

> **Re:** **Hortonworks, Inc.**
> **Amendment No. 1 to Confidential Draft Registration Statement on Form S-1**
> **Submitted August 11, 2014**
> **CIK No. 0001610532**

Dear Mr. Bearden:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated July 24, 2014.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 48

1. We note your response to prior comment 12 and your belief that you are not substantially dependent on your agreement with Microsoft, thus not required to file any agreements under Item 601(b)(10) of Regulation S-K. It appears your analysis is based on future assumptions and more accurately characterizes your belief that you may not be substantially dependent on any agreements with Microsoft in the future. Please provide a more detailed analysis and clarify, for example, whether your results of operations will be

materially affected should you no longer generate any revenue from your Microsoft agreement in the next 12 months. You analysis should provide sufficient details as to your assumptions. Otherwise, please file your Microsoft agreement with your next amendment.

Key Business Metrics, page 52

2. Your response to prior comment 14 indicates that your management does not use any key metrics to evaluate in professional services business. Please revise to clarify how your management evaluates your professional services business and what measures it uses to perform this evaluation.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 64

3. We note from your disclosure on page 8 and 41 that the weighted average exercise price for stock options granted after March 31, 2014 was 151% greater than that for stock options granted during the first quarter of fiscal year 2014. Please tell us the fair values of the underlying ordinary shares at the grant dates of stock options granted in fiscal year 2013 and 2014, and provide us with your methods and assumptions used to determine those fair values.

Executive Compensation, page 89

4. We note your response to prior comment 24 and your revised disclosure of the offer letters in place for fiscal year 2013 for your named executive officers. Please revise to describe the specific quantitative terms of these offer letters, such as the initial base salary, initial target bonus, bonus awards, and initial equity awards. Also, please clarify whether there are any provisions that clarify how these items may be changed or increased from these initial terms.

Certain Relationships and Related Party Transactions, page 98

5. We note your response to prior comment 26 regarding the consideration you received in connection with the issuance of the Yahoo! June 2014 Warrant. Please revise to describe the amendment of certain rights held by Yahoo! under the Investors' Rights Agreement you reference on page 101.

Description of Capital Stock, page 108

6. We note your response to prior comment 33 regarding your Allocation Agreement with Passport Capital LLC. Please revise your description on page 111 to describe the right of

your managing underwriters to limit the number of IPO shares to Passport Capital at their sole discretion. Further, please revise to describe Passport Capital's right to receive shares under a private placement agreement if your managing underwriters exercise their limitation rights under section 1.2 of Exhibit 4.5. In addition, please revise your prospectus summary to briefly describe the number of shares that are allocated to Passport Capital and the potential for a concurrent private placement.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Professional services revenue, page F-12

7.   We note your response to prior comment 35 and your revisions on page 49 related to your consulting and training services. Please revise your revenue recognition policy disclosure similarly to explain how these services are provided (i.e., based on time and materials, attendance, etc.).

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
         Richard A. Kline, Esq.
         Goodwin Proctor LLP